October 23, 2013

1001 West Fourth Street

Winston-Salem, NC 27101-2400

t 336 607 7300  f 336 607 7500

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC  20549

Re:

Endurance Series Trust (“Registrant”) (File Nos. 333-186059 and 811-22794) on behalf of the Gator Focus Fund (the “Focus Fund”) and the Gator Opportunities Fund (the “Opportunities Fund” and, together with the Focus Fund, the “Funds”), which are the only series of the Registrant

Ladies and Gentlemen:

On behalf of our client, Registrant, below please find Registrant’s responses to the comments of the staff reflected in the telephone conference with Mr. Vincent J. Di Stefano, Senior Counsel, Division of Investment Management, on October 18, 2013.  Registrant’s responses are generally provided in the same order as presented during the telephone conference.  Where applicable, we have included a redline version of revised text.

Prospectus

Summary – Gator Focus Fund

Fees and Expenses of the Fund

Comment 1:  The fee table for the Focus Fund contains a line item for acquired fund fees and expenses, but the strategy and risk disclosure contain no references to investments in other funds.  If the Focus Fund will invest in other funds as part of the fund’s principal investment strategy, please describe the relevant strategy and risks, e.g., duplication of expenses.

Our Response:  It is not currently anticipated that the Focus Fund will invest in other investment companies as part of its principal investment strategy; however, the Focus Fund has placed funds in money market funds that impose management fees from time to time (e.g., for cash management purposes) that generate acquired fund fees and expenses in excess of the minimum that requires reflection in the fee table.

Comment 2:  Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement.

Our Response:  The expense limitation agreement with respect to the Focus Fund will be in effect for at least 12 months after the effective date of the registration statement.  Accordingly, Registrant has amended disclosure contained in the footnote to the fee table on page 2 (with amended language underlined):

The Focus Fund’s investment adviser, Gator Capital Management, LLC (the “Adviser”), has entered into a contractual agreement with the Focus Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Focus Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.49%.  Any waiver or reduction of fees or expenses by the Adviser under this agreement is subject to repayment by the Focus Fund within the three fiscal years following the year in which such waiver or reduction occurred, if the Focus Fund is able to make the payment without exceeding the 1.49% expense limitation.  The contractual agreement cannot be terminated prior to November 30, 2014 without the Trust’s Board of Trustees’ approval.

Principal Investment Strategies of the Fund

Comment 3:  Will the Funds invest in foreign or emerging market securities as part of their principal strategies?  If so, please include appropriate strategy and risk disclosure in the summaries and in the section titled “More about the Funds’ Investment Objective, Strategies, Risks and Portfolio Holdings.”

Our Response:  Investing in foreign or emerging market securities is not part of the Fund’s principal investment strategies.

Summary – Gator Opportunities Fund

Fees and Expenses of the Opportunities Fund

Comment 4:  The fee table for the Opportunities Fund contains a line item for acquired fund fees and expenses, but the strategy and risk disclosure contain no references to investments in other funds.  If the Opportunities Fund will invest in other funds, please describe the relevant strategy and risks, e.g., duplication of expenses.

Our Response:  It is not currently anticipated that the Opportunities Fund will invest in other investment companies as part of its principal investment strategy; however, the Opportunities Fund may from time to time place funds in money market funds that impose management fees in a manner similar to the Focus Fund described above.

Comment 5:  Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement.

Our Response:  The expense limitation agreement with respect to the Opportunities Fund will be in effect for at least 12 months after the effective date of the registration statement.  Accordingly, Registrant has amended disclosure contained in the footnote to the fee table on page 6 (with amended language underlined):

The Opportunities Fund’s investment adviser, Gator Capital Management, LLC (the “Adviser”), has entered into a contractual agreement with the Opportunities Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Opportunities Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.49%.  Any waiver or reduction of fees or expenses by the Adviser under this agreement is subject to repayment by the Opportunities Fund within the three fiscal years following the year in which such waiver or reduction occurred, if the Opportunities Fund is able to make the payment without exceeding the 1.49% expense limitation.  The contractual agreement cannot be terminated prior to November 30, 2014 without the Trust’s Board of Trustees’ approval.

Portfolio Holdings

Comment 6:  Will the Funds discuss on their websites their policies and procedures with respect to disclosure of the Funds’ portfolio securities?  If they will, please indicate this here.  See Item 9(d) of Form N-1A.

Our Response:  A description of the Funds’ policies and procedures with respect to disclosure of portfolio securities is not available on the Funds’ website.

Statement of Additional Information

Investment Objectives and Risks

Comment 7:  The Derivative Instruments disclosure contained in the Statement of Additional Information only includes disclosure regarding options, please confirm that it is not currently anticipated that the Funds will invest in any other types of derivatives or amend this disclosure accordingly.

Our Response:  It is not currently anticipated that the Funds will invest in any derivative instruments other than options.

* * * * * * * * *

In submitting this correspondence, Registrant acknowledges that:  (i) Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Jeffrey T. Skinner at (336) 607-7512 with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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